EXHIBIT 99.9

Press Release

Subscription Price Set For 2018 Capital Increase Reserved For Employees

Paris - On July 26, 2017, the Board of Directors of TOTAL S.A. approved a capital increase for employees and retirees of Total under certain conditions. The maximum number of shares offered as part of the capital increase is 18 million.

The share subscription price has been set at 37.20 euros.

This price is the average of the closing price for the TOTAL S.A’s shares on Euronext Paris over the 20 trading sessions (February 14 to March 13, 2018) preceding the date of the Chairman and CEO’s decision setting the opening date for the subscription period, reduced by a 20% discount rounded up to the nearest tenth of a euro.

The subscription period is March 15 to April 3, 2018 inclusive. Information relating to the Total Capital 2018 offering is available on the dedicated website, www.totalcapital2018.com.

This annual operation is part of the Group’s policy to promote employee shareholding. Through this operation, Total intends to further associate its employees with its performance.

Employee shareholders, within the meaning of Article L. 225-102 of the French Commercial Code, held 5.0% of the company’s share capital as of December 31, 2017. This is in absolute terms the largest employee shareholding in the CAC40, proof of the confidence of employees in the development of the Group to which they actively contribute.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

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Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.